Revised
Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT
(as a percentage of daily net assets)

Series of Professionally Managed Portfolios	Operating Expense Limit

Osterweis Fund	0.95%

Osterweis Strategic Income Fund	N/A

Osterweis Growth & Income Fund	N/A

Osterweis Emerging Opportunity Fund	1.10%

Osterweis Total Return Fund	0.75%

Osterweis Short Duration Credit Fund	0.99%

Osterweis Sustainable Credit Fund	0.99%

Approved by the Board of Trustees: August 13, 2020 & August 12, 2022

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on above	OSTERWEIS CAPITAL MANAGEMENT, LLC/Inc.

By: ______________________________	By: ________________________________
Name: Carl G. Gee, Esq.	Name:
Title: Vice President & Secretary	Title:

Schedule A revised on June 30, 2023 to consolidate the Osterweis Funds into a single Operating Expense Limitation Agreement.